                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                           Nextel Communications, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  65332V 10 3
           --------------------------------------------------------
                                 (CUSIP Number)

                      Dennis Weibling, Digital Radio, L.L.C.,
                  2320 Carillon Point, Kirkland, Washington 98033
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 28, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following  page(s))

CUSIP No. 65332V 10 3                     13D            Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Craig O. McCaw
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                                                                      / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                64,709,795
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                    Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                  64,709,795
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     64,709,795
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 65332V 10 3                     13D             Page     of    Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Digital Radio, L.L.C.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     State of Washington
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                64,709,795
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                    Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                  64,709,795
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     64,709,795
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 65332V 10 3                     13D             Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Eagle River Investments, L.L.C.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     State of Washington
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                64,709,795
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                    Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                  64,709,795
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     64,709,795
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

          This statement relates to the Class A Common Stock, par value $.001 per share ("Nextel Common Stock") of Nextel Communications, Inc., a Delaware corporation, f/k/a ESMR, Inc. ("Nextel"). The principal executive offices of Nextel are located at 201 Route 17 North, Rutherford, New Jersey 07070.

ITEM 2. IDENTITY AND BACKGROUND

     (a),(b),(c)  The persons filing this statement are:

         (1) Digital Radio, L.L.C., a limited liability company formed under the laws of the State of Washington ("Digital"). Digital is the direct owner of the securities of Nextel which are the subject of this statement. The principal business of Digital is to invest in stock, options, securities, notes, debentures, bonds of, and other business opportunities associated with, Nextel. The address for Digital's principal business and principal office is 2320 Carillon Point, Kirkland, Washington 98033.

         (2) Eagle River Investments, L.L.C., a limited liability company formed under the laws of the State of Washington ("Eagle River"). The principal business of Eagle River is to build equity value for each of its members by acquiring, investing, holding, dealing and disposing of securities, venture opportunities or other investments. Under Digital's Limited Liability Company Agreement, the exclusive management and control of Digital, and all decisions regarding the management and affairs of Digital, are vested with Eagle River as the Manager of Digital. The address of Eagle River's principal business and principal office is 2320 Carillon Point, Kirkland, Washington 98033.

         (3) Craig O. McCaw, an individual ("Mr. McCaw"), who is the primary member of, and holder of the majority interest in, Eagle River, and, as a result, has voting and management control of Digital. Mr. McCaw's present principal occupation is serving as Chairman of Digital and of Eagle River. In addition, Mr. McCaw serves as Chairman of Eagle River, Inc., which provides management and consulting services to Nextel's senior management and Board of Directors. Mr. McCaw's business address is 2320 Carillon Point, Kirkland, Washington 98033.

         The executive officers of Digital and Eagle River are as follows:
Craig O. McCaw, Chairman; Dennis Weibling, President/Treasurer; Scot Jarvis, Vice President; and C. James Judson, Vice President, Secretary and General Counsel. Each of Mr. Weibling, Mr. Jarvis and Mr. Judson serves in the foregoing capacities as his present principal occupation. The business address of each of Mr. McCaw, Mr. Weibling, Mr. Jarvis and Mr. Judson is 2320 Carillon Point, Kirkland, Washington 98033.

     (d),(e) During the past five years, none of Digital, Eagle River, Mr. McCaw or the other above-named executive officers of Digital and Eagle River has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. McCaw, Mr. Weibling, Mr. Jarvis and Mr. Judson are all citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

          Digital borrowed the funds to acquire the securities which are the subject of the statement pursuant to (i) that certain Multibank Credit Agreement dated July 28, 1995 by and among Digital, the Banks signatories thereto and The Chase Manhattan Bank National Association, as Agent (the "Credit Agreement"), a copy of which is attached hereto as Exhibit 1, providing for loans to Digital in the aggregate amount of $350,000,000, and
(ii) a promissory note dated July 28, 1995 issued by Digital to Mr. McCaw in the principal amount of $10,000,000 (the "Note"), a copy of which is attached hereto as Exhibit 3. The proceeds of the borrowings under the Credit Agreement and the Note were used to finance the acquisition of various Nextel securities on July 28, 1995 and a prior acquisition of Nextel Common Stock by Digital (which prior acquisition was not previously required to be reported pursuant to Section 13(d) of the Securities Exchange Act of 1934 or the rules or regulations thereunder), all as more fully described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION

          THE ACQUISITION OF THE SECURITIES. Digital acquired the securities which are the subject of this statement pursuant to (i) a Securities Purchase Agreement dated as of April 4, 1995 among Nextel, Digital and Mr. McCaw (the "Securities Purchase Agreement"), a copy of which is attached hereto as
Exhibit 4, and (ii) a Stock Purchase Agreement dated as of April 4, 1995 between Digital and Motorola, Inc. ("Motorola") (the "Motorola Purchase Agreement"), a copy of which is attached hereto as Exhibit 9. These transactions, and certain other transactions which also were consummated by Nextel on July 28, 1995, are described in considerable detail in the Registration Statement on Form S-4, as amended, of ESMR, Inc. (now known as Nextel Communications, Inc.) as filed with and declared effective by the SEC on June 7, 1995 (Registration No. 33-91716), and the Proxy Statement/Prospectus contained therein. For more detailed information concerning such transactions and the matters summarized herein, reference is made to such Registration Statement and the Proxy Statement/Prospectus contained therein.

          Pursuant to the Securities Purchase Agreement, among other things, Digital purchased from Nextel (1) 1,220,000 shares of Nextel Common Stock on April 4, 1995 for an aggregate purchase price of $14,945,000 and (2) for an aggregate purchase price of $300,000,000, an aggregate of 8,163,265 Units consisting of (a) 8,163,265 shares of Class A Convertible Redeemable Preferred Stock of Nextel (the "Class A Preferred

Stock") with a stated value of $36.75 per share, (b) 82 shares of Class B Convertible Redeemable Preferred Stock of Nextel (the "Class B Preferred Stock") with a stated value of $1.00 per share, and (c) three separate options (collectively, the "Nextel Options"), pursuant to which Digital may purchase, for cash, (i) up to 15 million shares of Nextel Common Stock at any time until July 28, 1997 for $15.50 per share, (ii) up to an additional 15 million shares of Nextel Common Stock at any time until July 28, 1999 for $18.50 per share, and (iii) up to an additional 5 million shares of Nextel Common Stock at any time until July 28, 2001 for $21.50 per share. Copies of the Nextel Options are attached hereto as Exhibits 5, 6 and 7, respectively.

          Under the Securities Purchase Agreement, Digital is entitled to certain antidilutive rights in connection with public or private issuances of Nextel Common Stock, or other securities exercisable for or convertible into shares of Nextel Common Stock (subject to certain exceptions), providing that Digital may purchase, at the same price sold to the public or in the private issuance, such number of shares as is necessary in order to maintain Digital's voting power ownership percentage and its fully diluted ownership percentage in Nextel as such existed immediately prior to such issuance. Such anti-dilutive rights expire upon the earlier to occur of the termination of the Operations Committee of the Nextel Board of Directors (described below) and April 4, 2001.

          In connection with the Securities Purchase Agreement, Nextel entered into a Management Support Agreement with Eagle River, Inc., a corporation that is controlled by Mr. McCaw, pursuant to which Eagle River, Inc. provides management and consulting services on request to the members of the Nextel Board of Directors, the Operations Committee of the Nextel Board of Directors, and other members of Nextel senior management. In consideration of the services to be provided under the Management Support Agreement, Nextel granted to Eagle River, Inc. an incentive option (the "Incentive Option"), which provides for the purchase of up to an aggregate of 1 million shares of Nextel Common Stock at an exercise price of $12.25 per share. The Incentive Option, which expires on April 4, 2005, vests over a five-year period, and is exercisable for 400,000 shares of Nextel Common Stock beginning on April 4, 1997 and an additional 200,000 shares in each of the following three years thereafter. A copy of the Incentive Option is attached hereto as Exhibit 8.

          Pursuant to Motorola Purchase Agreement, on July 28, 1995 (a) Digital purchased from Motorola 4 million shares of Nextel Common Stock for an aggregate purchase price of $49,000,000 and (b) Motorola granted to Digital an option (the "Motorola Option") to acquire up to an additional 9 million shares of Nextel Common Stock exercisable in three tranches (i) for up to 2 million shares at $15.50 per share for the 30 days following July 28, 1997, (ii) for up to an additional 2 million shares at $18.50 per share for the 30 days following July 28, 1999, and (iii) for up to an additional 5 million shares at $21.50 per share for the 30 days following July 28, 2001. If any one of the three tranches is not fully exercised, the number of shares for which the remaining tranche or tranches may be exercised will be reduced. In addition, subject to certain conditions, Motorola agreed to grant to Digital a right of first offer or a right of first refusal to purchase additional shares of Nextel Common Stock owned by Motorola.

          CONVERSION AND VOTING RIGHTS ASSOCIATED WITH THE CLASS A AND CLASS B PREFERRED STOCK. The terms of the Class A Preferred Stock and Class B Preferred Stock are set forth in an amendment to Nextel's Certificate of Incorporation, which was required to be duly adopted by Nextel and filed with the Delaware Secretary of State as a condition to the consummation of Digital's acquisition of the securities pursuant to the Securities Purchase Agreement. The following is a summary of certain conversion and voting rights of the holders of shares of Class A and Class B Preferred Stock.

          The holders of Class A Preferred Stock have the right at any time to convert all or any portion of their shares of Class A Preferred Stock into Nextel Common Stock. In addition, in certain events, all outstanding shares of Class A Preferred Stock will automatically convert into shares of Nextel Common Stock. The stated value for each share of Class A Preferred Stock is $36.75, the conversion price for each share of Nextel Common Stock is equal to $12.25, and the number of shares of Nextel Common Stock into which the Class A Preferred Stock is convertible is equal to the Class A Stated Value plus the amount of any accrued or declared but unpaid dividends, divided by the conversion price. On such basis, initially each share of Class A Preferred Stock would convert into three shares of Nextel Common Stock (24,489,795 shares of Nextel Common Stock in the aggregate).

          In certain events, shares of Class A Preferred Stock will be converted automatically into an equal number of shares of Nextel Class C Convertible Redeemable Preferred Stock (the "Class C Preferred Stock"). In particular, to the extent any party who holds a pledge of shares of Class A Preferred Stock, or a security interest therein, takes title to, sells or otherwise transfers such shares (the "Collateral Shares"), the Collateral Shares automatically convert into an equal number of Class C Preferred Shares. While the Class C Preferred Stock has the same economic terms as the Class A Preferred Stock, and is convertible to shares of Nextel Common Stock according to the same formula as the Class A Preferred Stock converts to Nextel Common Stock, holders of Class C Preferred Stock are not entitled to any of the corporate governance rights (I.E., Board of Director and Operations Committee representation rights, as described below) that are associated with the Class A Preferred Stock.

          Each share of Class A Preferred Stock is entitled to a number of votes equal to the number of shares of Nextel Common Stock into which each share of Class A Preferred Stock is convertible as of the applicable record date, on all matters other then the election of directors. The holders of Class A Preferred Stock are entitled to vote with respect to the election of directors as described below under "Board of Director and Operations Committee Representation Rights." Each share of Class C Preferred Stock, voting together as a single class with the holders of Nextel Common Stock, is entitled to a number of votes equal to the number of shares of Nextel Common Stock into which each share of Class C Preferred Stock is convertible as of the applicable record date on all matters as to which the Nextel Common Stock holders are entitled to vote.

          Shares of Class B Preferred Stock are not convertible at the election of the holder thereof. In certain circumstances, including upon any transfer of shares of Class B Preferred Stock outside of a group consisting of Digital and its affiliates that are controlled by or under common control with Mr. McCaw and have agreed to be bound by the terms of the documents relating to Digital's investment in Nextel (the "Investor Group") or upon a change of control of Nextel, each outstanding share of Class B Preferred Stock will automatically convert into one share of Nextel Common Stock.

          The holders of Class B Preferred Stock have no voting rights, except as required by law or as specifically provided by the terms of Nextel's amended Certificate of Incorporation. The holders of shares of Class B Preferred Stock are entitled to one vote per share and are only permitted to vote separately as a class, and then only on matters on which holders of shares of Class B Preferred Stock are entitled to vote. The holders of Class B Preferred Stock are entitled to vote with respect to the election of directors as described below under "Board of Director and Operations Committee Representation Rights."

          BOARD OF DIRECTOR AND OPERATIONS COMMITTEE REPRESENTATION RIGHTS. Pursuant to the Securities Purchase Agreement, Digital is entitled to certain representation rights on the Nextel Board of Directors, which rights are further reflected in the terms of the Class A Preferred Stock and Class B Preferred Stock set forth in Nextel's amended Certificate of Incorporation adopted as a condition to Digital's investment in Nextel. Further, the Securities Purchase Agreement required that, upon consummation of Digital's investment, the Nextel Board of Directors appoint an Operations Committee, initially composed of five members of the Board and a majority of the members of which are directors elected by Digital. The power and authority of the Operations Committee is set forth in an amendment to Nextel's By-Laws, adopted as a further condition to the consummation of Digital's investment under the Securities Purchase Agreement.

          As the holder of 100% of the outstanding shares of Class A Preferred Stock, Digital is entitled, voting as a separate class, to elect three directors or 25% of the entire Nextel Board of Directors (rounding up), whichever is greater (the "Class A Directors"). The Class A Directors may only be removed (1) by majority vote of the holders of outstanding shares of Class A Preferred Stock or (2) if an event constituting "Cause" (as defined in the Securities Purchase Agreement) has occurred with respect to a Class A Director, and such person has not been removed or replaced within 10 days following notice of such event, by a majority vote of the Nextel Board of Directors. So long as shares of Class A Preferred Stock are outstanding, vacancies with respect to any Class A Director position may be filled only by majority vote of the shares of the Class A Preferred Stock outstanding or by vote of the remaining Class A Directors then in office.

          In addition, as the holder of 100% of the outstanding shares of Class B Preferred Stock, at such time, if any, as the aggregate voting power ownership percentage (on an as-converted basis) of Digital and the Investor Group exceeds 25% of Nextel's outstanding voting securities, Digital will be entitled, voting as a separate class, to designate an additional number of directors (the "Class B Directors") so that the number of directors (rounded down to the nearest whole number) who are so designated, together with the Class A Directors, taken as a percentage of all members of the Nextel Board of Directors, is equal to the aggregate voting power ownership percentage of Digital and the Investor Group. So long as any shares of Class B Preferred Stock are outstanding, the Class B Directors may only be removed (1) by majority vote of the holders of outstanding shares of Class B Preferred Stock or (2) if any event constituting "Cause" has occurred with respect to a Class B Director, and such person has not been removed or replaced within 10 days following notice of such event, by a majority vote of the Nextel Board. Vacancies among the Class B Directors may be filled only by majority vote of the shares of the Class B Preferred Stock outstanding or by vote of the remaining Class B Directors then in office.

          The power and authority of the Operations Committee will consist of the power to act on matters relating to the deployment of technology
(subject to existing equipment purchase agreements), acquisitions relating to wireless communications services, the creation and approval of Nextel's operating and capital expenditures budgets and marketing and strategic plans, approval of financing transactions relating to the foregoing matters, endorsement of nominees to the Nextel Board and committees thereof, and the nomination and oversight of the performance of persons proposed to serve or serving as the Chief Executive Officer, the Chief Operating Officer and President of Nextel.

          The Nextel Board, by a defined super-majority vote, retains the power to override actions taken or proposed to be taken by the Operations Committee, and in certain circumstances to terminate the Operations Committee, without triggering the obligation to make a liquidated damages payment, the commencement of dividend accruals with respect to the Class A Preferred Stock, or the immediate vesting of the Incentive Option as described below. In addition, the Nextel Board, by a majority vote, may override actions taken or proposed by the Operations Committee, or terminate the Operations Committee, although doing so would give rise to a $25,000,000 liquidated damages payment to Digital, the commencement of accrual of a 12% dividend payable on all outstanding shares of Class A Preferred Stock and the immediate vesting of the Incentive Option.

          On July 28, 1995, upon consummation of the acquisition of the securities pursuant to the Securities Purchase Agreement, Digital, as the holder of 100% of the outstanding shares of Class A Preferred Stock, elected Craig O. McCaw, Dennis Weibling and Scot Jarvis as the initial Class A Directors. As such, these three individuals also constitute three of the five members of the Operations Committee.

          The reporting persons have relied on a letter from the NASDAQ Stock Market, Inc. to Sidney R. Brown of Jones Day Reavis & Pogue dated April 28, 1995, which states that the acquisition by Digital of the securities pursuant to the Securities Purchase Agreement, and the terms of and rights associated with such securities, comply with The NASDAQ Stock Market's voting rights policy and with the recently adopted voting rights provision as detailed in the SEC Release 34-35121.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

(a) Based upon an assumed number of outstanding Nextel Common Stock of approximately 229 million shares (including the assumed issuance of shares of Nextel Common Stock upon (i) the complete conversion of all shares of Class A Preferred Stock owned by Digital (24,489,795 shares in the aggregate) and (ii) the complete exercise of the Nextel Options (35,000,000 shares in the aggregate)), the aggregate number of shares of Nextel Common Stock beneficially owned by each reporting person covered by this statement is as follows:

                 Name                       Number of Shares    Percentage
                 ----                       ----------------    ----------

       Digital Radio, L.L.C.                  64,709,795(1)        28.3%
       Eagle River Investments, L.L.C.        64,709,795(1)        28.3%
       Craig O. McCaw                         64,709,795(1)        28.3%

       (1) Includes 5,220,000 shares of Nextel Common Stock owned by Digital and Digital's right to acquire (i) an aggregate of 24,489,795 shares of Nextel Common Stock upon the complete conversion of 8,163,265 shares of Class A Preferred Stock and (ii) an aggregate of 35,000,000 shares upon the complete exercise of the Nextel Options.

(b) Pursuant to the terms of Digital's Limited Liability Company Agreement, the exclusive management and control of Digital, and all decisions regarding the management and affairs of Digital (including investment decisions) are vested with Eagle River. Mr. McCaw is the primary member of, and holder of the majority interest in, Eagle River, and, as a result, has voting and management control (including with respect to investment decisions) of Digital.

(c)  None.

(d)  None.

(e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          In connection with the Credit Agreement, and as a condition to the making of the loans thereunder, Digital was required to pledge to the Agent, for the benefit of the Banks, as security for the payment of Digital's obligations thereunder, (i) the 1,220,000 shares of Nextel Common Stock acquired by Digital from Nextel on April 4, 1995, (ii) the 4,000,000 shares of Nextel Common Stock acquired by Digital from Motorola on July 28, 1995, and (iii) the 8,163,265 shares of Class A Preferred Stock acquired by Digital from Nextel on July 28, 1995, pursuant to a Pledge Agreement dated as of July 28, 1995, a copy of which is attached hereto as Exhibit 2. The Credit Agreement and the Pledge Agreement contain standard default provisions with respect to powers over the pledged securities and the proceeds thereof. Pursuant to the terms of the Class A Preferred Stock, upon any foreclosure upon any shares of Class A Preferred Stock pledged as Collateral Shares, such Collateral Shares of Class A Preferred Stock automatically convert into the same number of shares of Class C Preferred Stock. The terms of the Class C Preferred Stock do not provide for any of the Board of Director or Operations Committee representation rights that are associated with the Class A Preferred Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
  NO.

   1. Credit Agreement, dated as of July 28, 1995, among Digital, the Banks signatory thereto and The Chase Manhattan Bank, N.A., as Agent.

   2. Pledge Agreement, dated July 28, 1995, issued by Digital in favor of the Banks.

   3.  Promissory Note dated July 28, 1995, issued by Digital to Craig
       O. McCaw in a principal amount of up to $10,000,000.

   4.  Securities Purchase Agreement by and among Digital, NEXTEL
       Communications, Inc. ("Nextel"), Craig O. McCaw dated as of
       April 4, 1995.

   5. Option Agreement (First Tranche) between Nextel and Digital dated as of July 28, 1995.

   6. Option Agreement (Second Tranche) between Nextel and Digital dated as of July 28, 1995.

   7. Option Agreement (Third Tranche) between Nextel and Digital dated as of July 28, 1995.

   8. Incentive Option Agreement by and between Nextel and Eagle River, Inc. dated April 4, 1995.

   9. Stock Purchase Agreement dated as of April 4, 1995, by and between Digital and Motorola, Inc.

  10. Schedule 13D Joint Filing Agreement dated August 4, 1995 by and among Digital, Eagle River and Craig O. McCaw.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      DIGITAL RADIO, L.L.C.



      8/4/95                          /s/ C. James Judson
----------------------------          ---------------------------------
Date                                  C. James Judson
                                      Vice President, General Counsel
                                      and Secretary

                                      Authorized Representative for
                                      Eagle River Investments, L.L.C.

                                      Authorized Representative for
                                      Craig O. McCaw